SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
                     of the Securities Exchange Act of 1934

                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Subject Company (Issuer))

                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Filing Person (Offeror))

                  7 1/2% Convertible Subordinated Notes due 2006
              ____________________________________________________
                         (Title of Class of Securities)

                                  893247 AD 8
              ____________________________________________________
                     (CUSIP Number of Class of Securities)

                                Angela D. Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                              110 Richards Avenue
                             Norwalk CT  06856-5090
                                 (203) 853-4321
              ____________________________________________________
          (Name, address and telephone number of person authorized to
       Receive Notices and communications on behalf of the filing person)

                                    Copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                           New York, New York  10022
                                 (212) 371-5400

                           Calculation of filing fee

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
TRANSACTION VALUATION                            $15,000,000
AMOUNT OF FILING FEE -------------------------------$  1,900.50----------------

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $15,000,000 principal amount of Trans-Lux Corporation ("Trans-Lux") 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for $15,000,000 principal amount of Trans-Lux 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes"). The amount is based upon the maximum principal amount of Trans-Lux New Notes to be issued in exchange.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount previously paid:
                                   --------------------
          Filing party:
                        -------------------------------
          Form or registration No.:
                                    -------------------
          Date filed:
                      ---------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: [ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[X] Going-private transaction subject to Rule 13e-3.

[   ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

----------------------------------------------------------------------------
----------------------------------------------------------------------------



    This Schedule TO relates to the offer by Trans-Lux Corporation, a Delaware corporation ("Trans- Lux"), to exchange (the "Exchange Offer") up to $15,000,000 principal amount of Trans-Lux 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "New Notes") for currently outstanding $15,000,000 principal amount of Trans-Lux 7 1/2% Convertible Subordinated Notes due 2006 (the "Old Notes"), at the exchange rate of $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes tendered. Subject to the terms and conditions of the Exchange Offer, Trans-Lux will issue up to $15,000,000 principal amount of New Notes in exchange for up to $15,000,000 principal amount of the Old Notes to the extent such Old Notes are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. Trans-Lux reserves the right to extend or terminate the Exchange Offer, if the conditions set forth in the section of the Offering Circular (as defined below) entitled "The Exchange Offer-Conditions of the Exchange Offer" are not satisfied, and to otherwise amend the Exchange Offer in any respect. The Exchange Offer is open to all holders of Old Notes, and is subject to customary conditions. The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular, dated February 23, 2004, (the "Offering Circular") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Trans-Lux reserves the right to waive any and all conditions to the Exchange Offer. The Offering Circular and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

    All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below. This Schedule TO is combined with Schedule 13E-3 since the transaction might be deemed a

"going private" transaction. Where items under Schedule 13E-3 are not part of Schedule TO, they are listed at the end of this Schedule. Where the same item is covered by both schedules, the Schedule 13E-3 reference is below the Schedule TO reference. Items 1-6 are numbered the same in both schedules.


ITEM 1.  SUMMARY TERM SHEET

    The information set forth in the Offering Circular under the titles "Summary Term Sheet" and "Terms of the Exchange Offer" is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION

    (a) The issuer of the securities subject to the Exchange Offer is Trans-Lux Corporation, a Delaware corporation. Trans-Lux executive offices are located at 110 Richards Avenue, Norwalk, Connecticut 06856-5090. Trans-Lux telephone number is (203) 853-4321.

    (b) The subject security is Trans-Lux's Old Notes. As of February 20, 2004, $30,177,000 principal amount of Old Notes were issued and outstanding.

    (c) The Old Notes are listed on the American Stock Exchange under the symbol "TLX.C". The information set forth in the Offering Circular under the title "Price Range of Old Notes and Common Stock and Dividends on Common Stock" is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

    (a) Trans-Lux is the filing person and subject company. The business address and telephone number of Trans-Lux are set forth under Item 2(a) of this Schedule TO.

    Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Trans-Lux:

<CAPTIONS>

          Name                                   Office                                  Age
          ----                                   ------                                  ---
Michael R. Mulcahy          President, Co-Chief Executive Officer and Director           55
Thomas Brandt               Executive Vice President, Co-Chief Executive Officer         40
                            and Director
Matthew Brandt              Executive Vice President and a Director                      40
Al L. Miller                Executive Vice President                                     57
Angela D. Toppi             Executive Vice President, Treasurer, Secretary and           48
                            Chief Financial Officer
Karl P. Hirschauer          Senior Vice President                                        58
Thomas F. Mahoney           Senior Vice President                                        56
Steven Baruch               Director                                                     65
Richard Brandt              Director                                                     76
Howard Brenner              Director                                                     70
Jean Firstenberg            Director                                                     67
Robert Greenes              Director                                                     82
Gene Jankowski              Chairman of the Board (Non-executive Officer) and            69
                            Director
Victor Liss                 Director                                                     66
Howard S. Modlin            Director                                                     72

    Messrs. Mulcahy, T. Brandt, and M. Brandt, Miller, Hirschauer, Mahoney and Ms. Toppi have been associated in an executive capacity with Trans-Lux for more than five years.

    Mr. Steven Baruch is Executive Vice President of Presidential Realty Corporation and a producer of plays and musicals.

    Mr. Howard M. Brenner is a Senior Advisor of MLGA Holding, Inc., and a Director of Interep National Radio Sales, Inc. He was formerly Chairman and Chief Executive Officer of HCFP Brenner Securities LLC, formerly President of Brenner Securities, formerly Senior Vice President of Loewenbaum & Company Incorporated, formerly Vice Chairman of Southcoast Capital Corporation which changed its name to Loewenbaum & Company Incorporated, formerly President of Drexel Burnham Lambert Incorporated; and formerly member of Board of Governors of the American Stock Exchange and District 10 Committee (NY) National Association of Securities Dealers Inc.

    Mr. Robert B. Greenes is Chairman of the Executive Committee of Trans-Lux, Chairman of National Oilheat Research Alliance, President of Petroconsult, Inc., and President of East Coast Energy Council. He was formerly President and Chief Executive Officer of Public Fuel Service Inc. and all of its subsidiaries.

    Mr. Howard S. Modlin is an Attorney and President of the firm Weisman Celler Spett & Modlin, P.C. He is a Director of Fedders Corporation and a Director and Secretary and, since November 2001, Chairman and Chief Executive Officer of General DataComm Industries, Inc.

    Mr. Richard Brandt is a Consultant to Trans-Lux and was formerly its Chairman of the Board. He is a Director of Presidential Realty Corporation, Chairman Emeritus and Trustee of the American Film Institute and a Trustee and Treasurer of The College of Santa Fe.

    Ms. Jean Firstenberg is Director and Chief Executive Officer of the American Film Institute. She was formerly a Trustee of Boston University.

    Mr. Gene Jankowski is Chairman of the Board of Trans-Lux, Chairman of Jankowski Communications System, Inc. and Advisor Managing Director of Veronis Suhler & Associates Inc. He is also a Director of TV Azteca, Co-Chairman of St. Vincent's College, and Trustee of St. Vincent's Medical Center. He was formerly President and Chairman of the CBS Broadcast Group, and is Chairman Emeritus of the American Film Institute.

    Mr. Victor Liss is Vice Chairman of the Board and a Consultant to Trans-Lux; a Director of Anthem, Inc. and Trustee of Norwalk Hospital. He was formerly President and Chief Executive Officer of Trans-Lux.

    The business address and telephone number for all of the above directors and executive officers is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090 and (203) 853-4321.

    Pursuant to General Instruction C to Schedule TO, the following are the controlling persons of Trans-Lux.

    Mr. Richard Brandt, by virtue of his holdings of Class B Stock, which has 10 votes per share, may be deemed to be a controlling person of Trans-Lux. His address and telephone number is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090 and (203) 853-4321.


ITEM 4.  TERMS OF THE TRANSACTION

    (a) The information set forth in the sections of the Offering Circular entitled "Summary Term Sheet," "Terms of the Exchange Offer," "Summary Historical and Pro Forma Financial Information- Summary Consolidated Financial Data," "The Exchange Offer," "Tax Consequences," "Description of

New Notes," "Description of Old Notes" and "Description of Capital Stock" is incorporated herein by reference.

    (b) Trans-Lux has been advised that directors and executive officers holding an aggregate of $110,000 of Old Notes intend to tender their Old Notes in the Exchange Offer.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Trans-Lux has in effect a stock option plan, which was approved by its stockholders, pursuant to which incentive and non-qualified stock options may be granted to employees and a Non-employee Director Stock Option Plan under which non-qualified stock options may be granted to non-employee directors. Approximately 20 employees currently hold options to purchase 55,539 shares of the Company's Common Stock at prices ranging from $5.40 per share to $15.1875 per share and expiration dates ranging from May 18,2004 to June 26,2012. The option plan provides that options must be granted at an exercise price equal to the average high and low price of the Common Stock on the American Stock Exchange on the date of grant and may not be exercised prior to one year from the date of grant. Trans-Lux and Continental Stock Transfer and Trust Company are parties to Indentures governing the Old Notes and Trans-Lux 9 1/2% Subordinated Debentures due 2012.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) The information set forth in the section of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer" is incorporated herein by reference.

    (b) The Old Notes acquired pursuant to the Exchange Offer will be cancelled.

    (c)(1) None

    (c)(2) None

    (c)(3) The information set forth in the sections of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer," "Terms of the Exchange Offer," "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "Description of New Notes," "Description of Old Notes," and "Description of Capital Stock" is incorporated herein by reference.

    (c)(4) None

    (c)(5) None

    (c)(6) and (7) The Old Notes will not be delisted from the American Stock Exchange unless Old Notes in excess of $25,177,000 are tendered and Trans-Lux accepts all tenders.

    (c)(8) None

    (c)(9) None

    (c)(10) None

    (d) These are no negotiations involving the Exchange Offer and any third party or any of the items covered by Item 6(c).


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(Item 10 Schedule 13E-3)

    (a) No cash is required in order to complete the proposed Exchange Offer.

    (b) Not applicable.

    (c) The following expenses are estimated to be incurred in connection with the transaction:

            (1)     SEC filing fee                    $ 1,900

            (2)     Printing                            5,000

            (3)     Legal                              55,000

            (4)     Accounting                          7,000

            (5)     Exchange Agent / Trustee           12,100

            (6)     Miscellaneous                       4,000

    (d) Not applicable.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(Item 11 Schedule 13E-3)

    (a) The following table sets forth information as of January 31, 2004 with respect to the beneficial ownership of Trans-Lux Class B Stock and Common Stock or shares acquirable within 60 days of such date by each person who is a director and executive officer of Trans-Lux; and all persons as a group who are executive officers and directors of Trans-Lux, and as to the percentage of outstanding shares held by them on that date.

<CAPTIONS>
                                                                                Amount
                                                                             Beneficially       Percent       Percent of
Name, Status and Mailing Address                         Title of Class         Owned           of Class      All Classes
--------------------------------                         --------------      ------------       --------      -----------

Richard Brandt.................................          Class B Stock       125,208 (1)        43.55%          9.93%
Director, Consultant and beneficial owner of             Common Stock         19,636 (1)         1.98%          1.53%
more than 5% of Trans-Lux's Class B Stock
110 Richards Avenue
Norwalk, CT  06856-5090

Matthew Brandt.................................          Class B Stock        41,700            14.50%          3.31%
Director, Executive Vice President and                   Common Stock         11,980 (2)         1.22%            *
beneficial owner of more than 5% of Trans-
Lux's Class B Stock
110 Richards Avenue
Norwalk, CT  06856-5090

Thomas Brandt..................................          Class B Stock        41,700            14.50%          3.31%
Director, Executive Vice President,                      Common Stock         11,354 (3)         1.15%            *
Co-Chief Executive Officer and beneficial
owner of more than 5% of Trans-Lux's Class B
Stock
110 Richards Avenue
Norwalk, CT  06856-5090

Steven Baruch..................................          Common Stock          1,600 (4)           *              *
Director
110 Richards Avenue
Norwalk, CT  06856-5090

                                       5


                                                                                Amount
                                                                             Beneficially       Percent       Percent of
Name, Status and Mailing Address                         Title of Class         Owned           of Class      All Classes
--------------------------------                         --------------      ------------       --------      -----------

Howard M. Brenner..............................           Common Stock          2,500 (5)           *              *
Director
465 Park Avenue
New York, NY  10022

Jean Firstenberg...............................           Common Stock          1,920 (5)           *              *
Director
110 Richards Avenue
Norwalk, CT  06856-5090

Robert B. Greenes.............................            Common Stock          5,000 (6)           *              *
Director
110 Richards Avenue
Norwalk, CT  06856-5090

Gene Jankowski................................            Common Stock          3,500 (4)           *              *
Director and Chairman of the Board
(Non-executive Officer)
110 Richards Avenue
Norwalk, CT  06856-5090

Victor Liss...................................            Class B Stock         9,728             3.38%           *
Vice Chairman of the Board and Consultant                 Common Stock         11,620 (7)         1.19%           *
110 Richards Avenue
Norwalk, CT  06856-5090

Howard S. Modlin..............................            Class B Stock         8,751 (8)         3.04%           *
Director                                                  Common Stock          2,500 (8)           *             *
445 Park Avenue
New York, NY  10022-2606

Michael R. Mulcahy............................            Common Stock         24,303 (9)         2.44%         1.90%
Director, President and Co-Chief
Executive Officer
110 Richards Avenue
Norwalk, CT  06856-5090

Al L. Miller..................................            Common Stock          2,629 (10)          *             *
Executive Vice President
110 Richards Avenue
Norwalk, CT  06856-5090

Angela D. Toppi................................           Common Stock          3,000 (11)          *             *
Executive Vice President
Treasurer, Secretary and Chief Financial
Officer
110 Richards Avenue
Norwalk, CT  06856-5090

Karl P. Hirschauer.............................           Common Stock          2,629 (11)          *             *
Senior Vice President
110 Richards Avenue
Norwalk, CT  06856-5090

Thomas F. Mahoney..............................           Common Stock          3,500 (12)          *             *
Senior Vice President
110 Richards Avenue
Norwalk, CT  06856-5090

All directors and executive officers...........           Class B Stock       227,087 (13)       78.99%        18.01%
as a group (15 persons)                                   Common Stock        105,792 (13)       10.03%         7.88%

    _____________________

                                       6

(1) The amount includes 4,232 shares of Class B Stock owned by Mrs. Brandt, 12,500 shares of Common Stock acquirable upon exercise of stock options, and 7,136 shares of Common Stock acquirable upon conversion of $100,000 principal amount of the Old Notes.

(2) The amount includes 11,500 shares of Common Stock acquirable upon exercise of stock options. Mr. M. Brandt is Mr. R. Brandt's son.

(3) The amount includes 10,000 shares of Common Stock acquirable upon exercise of stock options. Mr. T. Brandt is Mr. R. Brandt's son.

(4) The amount includes 1,000 shares of Common Stock acquirable upon exercise of stock options.

(5) The amount includes 1,500 shares of Common Stock acquirable upon exercise of stock options.

(6) The amount includes 2,500 shares of Common Stock acquirable upon exercise of stock options.

(7) The amount includes 1,500 shares of Common Stock acquirable upon exercise of stock options, and 714 shares of Common Stock acquirable upon conversion of $10,000 principal amount of the Old Notes.

(8) The amount includes 5,939 shares of Class B Stock owned by Mr. Modlin's immediate family or held in trust for Mr. Modlin's immediate family, and 2,500 shares of Common Stock acquirable upon exercise of stock options.

(9) The amount includes 21,000 shares of Common Stock acquirable upon exercise of stock options.

(10) The amount includes 139 shares of Common Stock acquirable upon exercise of stock options.

(11) The amount includes 2,000 shares of Common Stock acquirable upon exercise of stock options.

(12) The amount includes 3,400 shares of Common Stock acquirable upon exercise of stock options.

(13) The amount includes 10,171 shares of Class B Stock set forth in footnotes 1 and 8 above, 7,850 shares of Common Stock acquirable upon conversion of the Old Notes set forth in footnotes 1 and 7 above, and 74,039 shares of Common Stock which members of the group have the right to acquire by exercise of stock options (including director stock options).

* Less than 1%

    (b) None.

    No persons, specified in Instruction 1 to Item 1008(b) of Regulation M-A, transacted in the Old Notes during the past 60 days.


ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(Item 14 Schedule 13E-3)

    (a) The information set forth in the sections of the Offering Circular entitled "The Exchange Offer," is incorporated herein by reference.


ITEM 10.  FINANCIAL STATEMENTS
(Item 13 Schedule 13E-3)

    (a), (b) The information set forth in the sections of the Offering Circular entitled "Summary Historical and Pro Forma Financial Information-Summary Consolidated Financial Data," "Ratio of Earnings to Fixed Charges," and the financial statements and information contained in the reports set forth in the section of the Offering Circular entitled "Incorporation of Documents by Reference" are incorporated herein by reference.


ITEM 11.  ADDITIONAL INFORMATION.
(Item 15 Schedule 13E-3)

    (a) There are no agreements between, Trans-Lux and any of its executive officers, directors, controlling persons or subsidiaries relating to the Exchange Offer. The applicable legal requirements are the filing of this Schedule TO and required amendments.

    (b) Trans-Lux believes the Offering Circular contains all such information as may be necessary to make all required statements in the light of the circumstances under which they are made, not materially misleading.


ITEM 12.  EXHIBITS.
(Item 16 Schedule 13E-3)

    (a)(1)(A) Offering Circular dated February 23, 2004 filed herewith.
    (a)(1)(B) Letter of Transmittal filed herewith.
    (a)(1)(C) Notice of Guaranteed Delivery filed herewith.
    (a)(1)(D) Letter to Broker-Dealers filed herewith.
    (a)(1)(E) Letter to Clients filed herewith.
    (a)(5)(A) Press Release dated March 2, 2004 filed herewith.
    (a)(5)(B) Letter to Old Noteholders of the Company filed herewith.
    (b) Not applicable.
    (c) None.
    (d)(1) Proposed Indenture governing the New Notes filed herewith.
    (d)(2) Form of employee stock option agreement (incorporated by reference to Proxy Statement dated April 7, 2000).
    (d)(3) Form of non-employee director stock option agreement (incorporated by reference to Exhibit 10.4(a) of Form 10-K for the year ended December 31, 1999).
    (d)(4) Indenture governing the Old Notes (form of said indenture is incorporated by reference to Exhibit 4.2 of Registration No.333-15481).
    (d)(5) Indenture governing Trans-Lux 9 1/2% Subordinated Debentures due 2012 (form of said indenture is incorporated by reference to Exhibit 6 of Schedule 13E-4 Amendment No. 2 dated December 23, 1994).
    (f) Not applicable.
    (g) Not applicable.
    (h) Not applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS (Schedule 13E-3)

    (a) (c) For the purposes of and reasons for the Exchange Offer the information set forth in the section of the Offering Circular entitled "Summary Term Sheet-What is the Purpose of the Exchange Offer" is incorporated herein by reference.

    (b) Trans-Lux considered alternatively a public offering of securities to redeem the Old Notes, but determined the timing for such an offer was not feasible at this time (Trans-Lux did not consider an alternative means to accomplish the stated purpose).

    (c) For the effects of the Exchange Offer on Trans-Lux, the information set forth in the sections of the Offering Circular entitled "Summary Term Sheet-What are the United States Federal Income Tax Consequences to me if I Participate in the Exchange Offer?" and "The Exchange Offer-Subsequent Trading in Securities Exchanged" are incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION
(Schedule 13E-3)

    (a) Fairness
    (b) Factors considered in determining fairness
    (c) Approval of Security Holders
    (e) Approval of directors
    (f) Other offers

    The Section of the Offering Circular entitled "Summary Term Sheet-Does the Board of Directors Believe the Exchange Offer is Fair to Unaffiliated Security Holders?" is incorporated herein by reference.

    (d) Unaffiliated Representative

    The Board of Directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders.


ITEM 12.  THE SOLICITATION OR RECOMMENDATION

Intent to Tender

    As set forth on the front page of the Offering Circular and elsewhere, directors and officers who own an aggregate of $110,000 of the Old Notes have indicated they will tender their Old Notes.

Recommendation

    Reference is made to the Section of Offering Circular entitled "Summary Term Sheet- What Does the Trans-Lux Board of Directors Think of the Exchange Offer?" which states the Board of Directors is not making any recommendation regarding whether Old Noteholders should tender.


                                                        SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        By: /s/ ANGELA D.TOPPI
                                                        -----------------------
                                                        Angela D. Toppi
                                                        Executive Vice President
Date:  March 2, 2004                                     and Secretary